Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF ALIBABA GROUP HOLDING LIMITED FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 22, 2024

The undersigned holder of Ordinary Shares of Alibaba Group Holding Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 5, 2024, and hereby appoints each of Joseph C. TSAI, Eddie Yongming WU, Sara Siying YU or Kevin Jinwei ZHANG or                                                                                      (email address:                                           ) as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held virtually by electronic means on August 22, 2024 at 9:00 p.m., Hong Kong Time, or 9:00 a.m., New York Time (the “General Meeting”), and at any adjournment or adjournments thereof, and to vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy holder upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement available for review and download on the Company’s website www.alibabagroup.com/en/ir/agm. Unless otherwise defined herein, capitalized terms used in this proxy shall have the same meanings as those defined in the proxy statement.

This proxy is given in respect of                                                   Ordinary Shares registered in the name of the undersigned.

Note: A holder of Ordinary Shares who is entitled to more than one vote need not cast all their votes in the same way. In respect of any of the proposals set out below, the undersigned shareholder may instruct the proxy holder to vote some or all of the shares either “for” or “against” any resolution and/or to “abstain” from voting, and the proxy holder will then cast such votes in respect of those proposals in such different ways as instructed by the undersigned shareholder. In this case, please specify in the voting boxes below the number of shares in respect of which the proxy holder is to vote “for” or “against” or to “abstain” in respect of each proposal. If no such numbers are specified, the proxy holder will cast all of the votes for the Ordinary Shares in respect of which this proxy is given either “for”, “against” or “abstained”, as indicated.

The Ordinary Shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the Ordinary Shares in respect of which this proxy form is given will be voted in the proxy holder’s discretion for the following proposals:

AS SPECIAL RESOLUTION

PROPOSAL 1: to amend and restate the Company’s Memorandum and Articles of Association as detailed in the proxy statement and set forth in Exhibit A thereto.

FOR	AGAINST	ABSTAIN
☐	☐	☐

AS ORDINARY RESOLUTIONS

PROPOSAL 2: to grant a general mandate to the Board to issue, allot and/or otherwise deal with the additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Treasury Shares) during the Issuance Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution and any Ordinary Shares to be issued and allotted pursuant to this mandate shall not be at a discount of more than 10% to the Benchmarked Price, as detailed in the proxy statement.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 3: to grant a general mandate to the Board to repurchase Ordinary Shares (including in the form of ADSs) of the Company during the Repurchase Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution, as detailed in the proxy statement.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 4: to adopt each of the 2024 Equity Incentive Plan of the Company (the “2024 Plan”) and the Service Provider Sub-limit referred therein, as detailed in the proxy statement.

	FOR	AGAINST	ABSTAIN
The 2024 Plan	☐	☐	☐
The Service Provider Sub-limit under the 2024 Plan	☐	☐	☐

PROPOSAL 5: to elect each of the following director nominees to serve on the Board.

	FOR	AGAINST	ABSTAIN
Joseph C. TSAI[1]	☐	☐	☐
J. Michael EVANS[1]	☐	☐	☐
Weijian SHAN[2]	☐	☐	☐
Irene Yun-Lien LEE[1]	☐	☐	☐

1.	To serve as Group I director for a term of office to expire at the Company’s 2027 annual general meeting.
2.	To serve as Group III director for the remaining term of the Company’s Group III directors, which will end at the Company’s 2026 annual general meeting.

PROPOSAL 6: to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for the fiscal year ending March 31, 2025 and until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated:                                         , 2024

Shareholder Name:	Names of other joint owners (if any):

Print	Print

Signature

If you are a current or former employee of the Company or one of its affiliates, please provide your employee ID:

This proxy form must be signed by the person registered as the holder of the Ordinary Shares in the register of members as at the close of business on July 2, 2024, Hong Kong Time, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand in the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated in the space provided above.

Please send the completed and signed proxy form to us (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by e-mail, to Alibaba.proxy@computershare.com.hk.

This proxy form must be received no later than 9:00 p.m., Hong Kong Time, on August 20, 2024 to ensure your representation at the General Meeting.